Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation

Clopay Ames Inc.	Delaware
Clopay Ames LLC	Delaware
Clopay Ames Holding Corp.	Delaware
Clopay Corporation	Delaware
CornellCookson, LLC	Delaware
Cornell Real Estate Holdings, LLC	Arizona
Cornell Storefront Systems, Inc.	Delaware
CC Installation Company, Inc.	Delaware
The Ames Companies, Inc.	Delaware
1346039 Alberta ULC	Canada
Garant GP	Canada
Griffon Australia Holdings PTY Ltd	Australia
AMES Australasia Pty Ltd.	Australia
Ames New Zealand Ltd.	New Zealand
Quatro Design Pty Ltd	Australia
Ames UK Holdings Ltd	United Kingdom
Ames UK Property Ltd	United Kingdom
The Ames Companies UK Ltd	United Kingdom
ClosetMaid LLC	Delaware
Ames Hunter Holdings Corporation	Delaware
Hunter Fan Company	Delaware
Hunter Fan International, Inc.	Delaware
Hunter Ventiladores de Mexico S.A. de C.V.	Mexico

The names of certain subsidiaries which do not, when considered in the aggregate, constitute a significant subsidiary, have been omitted.